EXHIBIT 21.1

SUMMIT MIDSTREAM PARTNERS, LP

LIST OF SUBSIDIARIES

Name	Jurisdiction of Organization
Summit Midstream Holdings, LLC	Delaware
Grand River Gathering, LLC	Delaware
DFW Midstream Services LLC	Delaware
Bison Midstream, LLC	Delaware
Summit Midstream Finance Corp.	Delaware